UNITED STATES               OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION      OMB Number:  3235-0101
                    Washington, D.C. 20549        Expires: December 31, 2006
                                                  Estimated  average  burden
                          FORM 144                hours per response 4.47
                                              SEC USE ONLY DOCUMENT SEQUENCE NO.
                                                    CUSIP NUMBER
                                                    WORK LOCATION

      NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE
                               SECURITIES ACT OF 1933

  ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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1(a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) S.E.C.FILE NO.
         Riviera Holdings Corporation          88-0296885          000-21430
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1(d) ADDRESS OF ISSUER                                      (e) TELEPHONE NO.
  STREET                   CITY       STATE     ZIP CODE     AREA CODE  NUMBER
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2901 Las Vegas Blvd So.  Las Vegas     NV        89109        702     794-9524
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2(a) NAME OF PERSON FOR WHOSE      (b)  IRS IDENT. NO.  (c)  RELATIONSHIP TO
     ACCOUNT THE SECURITIES ARE                               ISSUER
      TO  BE SOLD
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Robert Vannucci                                               Officer
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(d) ADDRESS STREET       CITY                STATE                  ZIP CODE
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916 Viscanio Place     Las Vegas              NV                     89138
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INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
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3 (a) Title of the   (b) Name and Address of Each Broker Through    SEC USE ONLY
  Class of Securities    Whom the  Securities are to be Offered    Broker-Dealer
   To Be Sold            or Each Market Maker who is Acquiring the  File Number
                         Securities
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Common Stock              Scottrade
                         9901 West Charleston Blvd, #2
                         Las Vegas, NV  89117-7520
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(c)Number of Shares (d) Aggregate    (e) Number of Shares   (f) Approximate
 or Other Units          Market          or Other Units        Date of Sale
  To Be Sold            Value  11/9      Outstanding           (See instr. 3(f))
(See instr. 3(c))    (See instr. 3(d))  (See instr. 3(e))      (MO.   DAY   YR.)
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   100,000             $2,000,000          12,463,755          11/15/06
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(g) Name of Each
  Securities
  Exchange
(See instr. 3(g)
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    AMEX
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  INSTRUCTIONS:
  1.(a)   Name of issuer
    (b)   Issuer's I.R.S. Identification Number
    (c)   Issuer's S.E.C. file number, if any
    (d)   Issuer's address, including zip code
    (e)   Issuer's telephone number, including area code

  2.(a)  Name of person for whose account the securities are to be sold
    (b)  Such person's I.R.S. identification number, if such person is an entity
    (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
    (d)  Such person's address, including zip code

3. (a)   Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f)   Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-04)

                     TABLE I -- SECURITIES TO BE SOLD
     Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:
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 Title of    Date you   Nature of Acquisition
 the Class   Acquired      Transaction
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Common Stock 12/27/02    Pursuant to companies restricted stock plan
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Name of Person from Whom Acquired               Amount of
(If gift, also give date donor                Securities Acquired
         acquired)
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                                                100,000
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 Date of Payment                    Nature of Payment
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    12/27/02                        Deferred Income
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 INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


            TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
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 Name and Address of Seller    Title of Securities Sold            Date of Sale

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  Amount of Securities Sold                        Gross Proceeds
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REMARKS:  The sale of these  securities  is being made  pursuant to a previously adopted plan under Rule 10B5-1, plan adopted 03/15/06. The representation set forth below is made only with respect to information known to me as of the times of the sales reported herein.

  INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


   November 14, 2006                           /s/Robert A. Vannucci
   ---------------------                       ---------------------------------
    DATE OF NOTICE                                   (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal
            Criminal Violations (See 18 U.S.C. 1001)